KPMG

KPMG LLP
Chartered Accountants
1200 205 – 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

To the Board of Directors of Enterra Energy Corp.,
as Administrator of Enterra Energy Trust

We consent to the use of our report, dated March 29, 2006, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the registration statements (No. 333-129601) on Form F-10, (No. 333-113609 and 333-115318) of Form F-3 and (No. 333-120996) on Form S-8 of Enterra Energy Trust.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 29, 2006